RALLY

Bill of Sale

As of January 14, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Heritage Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#99CHARZRD
Description:	1999 Pokémon Charizard #4 First Edition Base Set Hologram Trading Card published by Wizards of the Coast graded PSA GEM MT 10
Total Acquisition Cost:	$ 300,000.00
Consideration: Cash (%) Equity (%) Total	$ 300,000.00 (100%) $ 0 (0%) $ 300,000.00 (100%)